[Letterhead of I.D. Systems, Inc.]

July 2, 2009

VIA EDGAR AND FACSIMILE

Celeste M. Murphy, Esq., Legal Branch Chief
Jessica Plowgian, Esq., Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C.  20549

Re:	I.D. Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
And Documents Incorporated by Reference
File No. 001-15087

Dear Ms. Murphy and Ms. Plowgian:

On behalf of I.D. Systems, Inc. (the “Company”), I am writing in response to your letters dated June 3, 2009 (the “June 3 Letter”) and June 18, 2009 (the “June 18 Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 16, 2009, and Definitive Proxy Statement on Schedule 14A incorporated by reference therein (the “Proxy Statement”), as filed with the Commission on April 30, 2009.  For your convenience, your comment in the June 18 Letter is restated in full in boldface type below, and the Company’s response thereto follows such comment.

Definitive Proxy Statement filed April 30, 2009

Executive Compensation, page 17

Grants of Plan-Based Awards, page 24

1.
We have considered your response to comment three from our letter dated June 3, 2009.  Please tell us how you calculate each financial performance objective.  Explain whether the revenue and gross margin targets consist of financial-statement line items, non-GAAP measures derived from financial-statement line items or other publicly-disclosed figures.  Please provide further analysis as to why disclosure of such financial targets for the last fiscal year would cause you competitive harm when disclosure of the performance targets will occur after the actual company revenue and gross profit have been disclosed in your Form 10-K.  In addition, we note that much of the insight that you argue disclosure of these targets will afford competitors seems to be important trend and management strategy information that is required to be disclosed in management’s discussion and analysis of financial condition and results of operation.  Therefore, please either provide us with the additional analyses we are requesting herein or disclose the performance targets and threshold levels that must be reached for payment to each executive in future filings.  Refer to Item 402(b)(2)(v) of Regulation S-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2009

The Company’s Board of Directors and management have given further thought and consideration to Comment No. 3 of the Staff set forth in the June 3 Letter, and have discussed such comment both internally and with the Company’s advisors.  In light of the Staff’s guidance regarding the relatively new executive compensation rules and the enhanced disclosure expected with respect to all forms of executive compensation, and of the Company’s interest in enhancing the disclosure it makes to its investors, the public and the Staff, the Company will provide in its future filings with the Commission detail regarding these performance targets and threshold levels.

*           *           *

In connection with responding to your comment set forth in the June 18 Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2009

Please feel free to contact me at (201) 996-9000 (ext. 7733) should you wish to further discuss your comments or any of the Company’s responses thereto.

Very truly yours,

/s/ Ned Mavrommatis

Ned Mavrommatis
Chief Financial Officer

cc:           VIA ELECTRONIC MAIL
Steven E. Siesser, Esq.
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York  10020
ssiesser@lowenstein.com